UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )   *

Silence Therapeutics plc
(Name of Issuer)
Ordinary Shares, par value £0.05 per share
(Title of Class of Securities)
G8128Y157
(Cusip Number)
December 31, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☐       Rule 13d-1(c)

☒       Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 6 Pages

13G

CUSIP No. G8128Y157

1	NAMES OF REPORTING PERSONS Lombard Odier Asset Management (USA) Corp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 10,920,571[1]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 10,920,571[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,920,571[1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.2%[1]
12	TYPE OF REPORTING PERSON (See Instructions) IA; CO

____________________________

1 Includes 1,620,000 Shares represented by ADSs (as defined in the Preliminary Note).

Page 2 of 6 Pages

Preliminary Note:

As of the date of this report, the Investment Advisor beneficially owns an aggregate of 10,920,571 Shares, consisting of: (i) 9,300,571 Shares; and (ii) 540,000 American Depositary Shares (“ADSs”), each of which represents, and at the holder’s option is convertible into, three Shares. Capitalized terms used in this Preliminary Note without definition have the meanings set forth below.

Item 1.   Issuer

(a)         Name of Issuer:

Silence Therapeutics plc (the “Company”)

(b)         Address of Issuer’s Principal Executive Offices:

77 Hammersmith Road

London W14 8TH

United Kingdom

Item 2.   Identity and Background

Title of Class of Securities and CUSIP Number (Items 2(d) and (e))

This statement relates to ordinary shares, par value £0.05 per share (the “Shares”), of the Company. The CUSIP number of the Shares is G8128Y157.

Name of Persons Filing, Address of Principal Business Office and Citizenship (Items 2(a), (b) and (c))

This statement is filed by Lombard Odier Asset Management (USA) Corp (the “Investment Advisor”), with respect to ADSs and Shares held by 1798 Volantis Fund Ltd, 1798 UK Small Cap Best Ideas Fund Ltd and one or more managed accounts. The Investment Advisor serves as the investment advisor to each of the foregoing.

The Investment Advisor is a corporation organized under the laws of the State of Delaware. The address of the principal business office of the Investment Advisor is 452 Fifth Avenue, 25th Floor, New York, NY 10018.

Page 3 of 6 Pages

Item 3.   If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing Is an Entity Specified in (a) - (k):

Not applicable.

Item 4.   Ownership

The percentages used herein and in the rest of this Schedule 13G are calculated based upon 89,381,913 Shares issued and outstanding as of February 4, 2021, as disclosed in the Company’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on February 8, 2021.

(a)	Amount beneficially owned: 10,920,571Shares
(b)	Percent of class: 12.2%
(c)	(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 10,920,571

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition of: 10,920,571

Item 5.   Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be a beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.   Identification and Classification of Members of the Group

Not applicable.

Page 4 of 6 Pages

Item 9.   Notice of Dissolution of Group

Not applicable.

Item 10.  Certification

Not applicable.

Page 5 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021

Lombard Odier Asset Management (USA) Corp

By:	/s/ Elyse Strauss

Name: Elyse Strauss
Title: Authorized Signatory

Page 6 of 6 Pages